UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 11, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Acquisition of Magnum International Holdings Limited

On October 11, 2021 Integrated Media Technology Limited ("IMTE" or "Company") entered into a conditional sale and purchase agreement ("Sale and Purchase Agreement") to acquire 100% equity interests in Magnum International Holdings Limited ("Magnum") for US$11 million which shall be paid by the issuance of a total of 3,630,360 ordinary shares, representing a share issuance of US$3.03 per share, in the Company to four (4) independent vendors of Magnum. The acquisition of the Magnum by the Company is conditional on, and amongst other conditions, a satisfactory due diligence (at the sole determination of the Company), on the legal and financial affairs of Magnum. Pursuant to the Agreement, the long stop date to complete this transaction shall be within 3 months from the date of the Agreement.

Magnum is a technology development company based in Dalian China that intends to build a post diagnose medical and healthcare platform using big data and artificial intelligence. Magnum is currently developing the smart pharmacy system and health platform for hospitals and pharmacies. Magnum will focus on the development of a post diagnosis platform integrating wearable medical devices for real time monitoring, and the integration of medical resources to provide consumers with medical and healthcare information.

The foregoing description of the Sale and Purchase Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 12, 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release
99.2	Sale and Purchase Agreement for the 100% equity Interest in Magnum International Holdings Limited